Exhibit 99.1

Press Release
For immediate publication

TIW COMPLETES SECONDARY OFFERING

Montréal, Canada, September 25, 2003 — Telesystem International Wireless Inc. (“TIW”) announces that the secondary public offering in Canada of 12,960,128 Common Shares of TIW owned by Capital Communications CDPQ Inc. and its affiliates within Caisse de dépôt et placement du Québec (“CDPQ”), which TIW announced on September 11, 2003, was completed today. The Common Shares were sold by CDPQ pursuant to a short form prospectus of TIW dated September 19, 2003, at a price of CDN$6.40 per share, representing aggregate gross proceeds to CDPQ of CDN$82,944,819. TIW did not receive any proceeds from the sale of the Common Shares.

The Common Shares have not been registered under the U.S. Securities Act of 1933 and were offered in the U.S. only in compliance with applicable exemptions from the registration requirements of such Act.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.2 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Investors:
Serge Dupuis
Telesystem International Wireless Inc.
(514) 673-8443
sdupuis@tiw.ca

Our web site address is: www.tiw.ca